CUSIP No. 132011107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Cambrex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

132011107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 132011107

1.	Names of Reporting Persons.

Snyder Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,637,775
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,940,485

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,940,485

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.6%

12.	Type of Reporting Person (See Instructions)

PN

IA

CUSIP No. 132011107

1.	Names of Reporting Persons.

Snyder Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	X

(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,637,775
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,940,485

9.	Aggregate Amount Beneficially Owned by Each Reporting Person1,940,485

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	6.6%

12.	Type of Reporting Person (See Instructions)

CO

HC

CUSIP No. 132011107

Item 1.

(a)	Name of Issuer

Cambrex Corporation

(b)	Address of Issuer's Principal Executive Offices

One Meadowlands Plaza, East Rutherford, NJ 07073

Item 2.

(a)	The names of the persons filing this statement are:

Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers").

SCMLP and SCMI are indirect subsidiaries of Natixis Global Asset Management, L.P., which also owns a number of other asset management and distribution and service entities.  Natixis Global Asset Management, L.P. is part of Natixis Global Asset Management, an international asset management group based in Paris, France, that is in turn principally owned by Natixis, a French investment banking and financial services firm.  Natixis is principally owned by BPCE, France’s second largest banking group.  The group includes two autonomous and complementary retail banking networks consisting of the Caisse d’Epargne regional savings banks and the Banque Populaire regional cooperative banks.  Natixis and BPCE each owns, directly or indirectly, other investment advisers established in various jurisdictions.

SCMI and Natixis Global Asset Management, L.P. operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Natixis Global Asset Management, L.P. or any entity controlling it.  Accordingly, SCMI and SCMLP do not consider Natixis Global Asset Management, L.P. or any entity controlling it to have any direct or indirect control over the securities held in managed accounts.

(b)	The principal business office of the Filers is located at:

One Market Plaza, Steuart Tower, Suite 1200, San Francisco, CA 94105

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 132011107

CUSIP No. 132011107

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to SCMLP).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to SCMI).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[X]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to both Filers).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the best of SCMLP's knowledge, no individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

SCMLP is a registered investment adviser.  SCMI is the general partner of SCMLP.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A  Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 14, 2011

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: Sonja Commer Chief Compliance Officer
SNYDER CAPITAL MANAGEMENT, INC. By: Sonja Commer Chief Compliance Officer

CUSIP No. 132011107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              February 12, 2010

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: Sonja Commer Chief Compliance Officer
SNYDER CAPITAL MANAGEMENT, INC. By: Sonja Commer Chief Compliance Officer